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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66966

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Bridge Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2596 Grassy Spring Place
(No. and Street)

Las Vegas (City) NV (State) 89135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. Lind (818) 790-7007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy + Pindroh
(Name – *if individual, state last, first, middle name*)

100 E. Corson St. #200 (Address) Pasadena (City) CA (State) 91103 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB - 2 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/27/13

OATH OR AFFIRMATION

I, Robert R. Lind, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Bridge Capital, LLC, as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of Nevada
County of Clark

[Signature]
Signature

Manager
Title

[Signature]
Notary Public

SHANI FAZZI
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 6-21-2016
Certificate No: 12-8203-1

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berkshire Bridge Capital, LLC

Financial Statements

December 31, 2014

(with Independent Auditors' Report Thereon)

Berkshire Bridge Capital, LLC

INDEX TO FINANCIAL STATEMENTS

Lucas | Horsfall
ACCOUNTANTS + ADVISORS

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

We have audited the accompanying balance sheet of Berkshire Bridge Capital, LLC (a Nevada Limited Liability Company), as of December 31, 2014 and the related statement of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of Berkshire Bridge Capital, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Berkshire Bridge Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Supplementary Schedules I-III on pages 8 - 10 have been subjected to audit procedures performed in conjunction with the audit of Berkshire Bridge Capital, LLC financial statements. The Supplementary Schedules are the responsibility of Berkshire Bridge Capital, LLC management. Our audit procedures included determining whether the Supplementary Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Schedules. In forming our opinion on the Supplementary Schedules, we evaluated whether the Supplementary Schedules, including their forms and contents is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 26, 2015

Berkshire Bridge Capital, LLC
BALANCE SHEET
December 31, 2014

ASSETS

CURRENT ASSETS		
Cash	$	114,936
Prepaid Expenses		1,691
TOTAL CURRENT ASSETS		116,627
TOTAL ASSETS	$	116,627

MEMBERS' EQUITY

MEMBERS' EQUITY		
Members' Equity	$	116,627
TOTAL MEMBERS' EQUITY		116,627
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	116,627

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF INCOME
For Year Ended December 31, 2014

Revenue		
Commission income	$	104,360
Reimbursed expenses		680
Interest income		17
Total Revenue		105,057
Expenses		
Travel expenses		10,489
Professional fees		9,992
Telephone and telecommunications		4,280
Taxes and licenses		2,650
Office expenses		2,564
Utilities		633
Advertising		432
Seminars		325
Contributions		100
Total Expenses		31,465
Net Income	$	73,592

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2014

Balance at December 31, 2013	$	168,035
Net Income		73,592
Distributions		(125,000)
Balance at December 31, 2014	$	116,627

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 73,592
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in:	
Prepaid expenses	289
Net Cash Provided by Operating Activities	73,881
CASH FLOW FROM FINANCING ACTIVITIES	
Members' distributions	(125,000)
Net Cash Used in Financing Activities	(125,000)
NET INCREASE IN CASH DURING THE YEAR	(51,119)
CASH, BEGINNING OF PERIOD	166,055
CASH, END OF PERIOD	$ 114,936

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Berkshire Bridge Capital, LLC (the Company) is formed under the laws of the State of Nevada. The Company is an Introducing Broker Dealer engaging in the private placement of securities and other investment banking activities. The Company is registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company does not carry customer accounts.

Revenue Recognition

Consulting income and referral fees are recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses is recognized when the reimbursable expense has been incurred.

Income Taxes

Berkshire Bridge Capital, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Uncertain Tax Positions

In accordance with FASB ASC 470-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2014 the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal or State tax examinations by tax authorities for years before 2012.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period. Actual results may differ from these estimates.

Concentration of Credit Risk

For the year ended December 31, 2014, approximately 100% of the Company's revenue was earned from three customers.

2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2014, the Company had net capital, as defined, of $112,884, which exceeded the statutory requirement of $5,000 by $107,884.

3. SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 26, 2015 which is the date the financial statements were available to be issued.

Berkshire Bridge Capital, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2014

Net Capital	
Members' Equity	$ 116,627
Total members' equity qualified for net capital	116,627
Total capital and allowable subordinated borrowings	116,627
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	1,691
Haircuts/Other Charges	2,052
Net Capital	$ 112,884
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 107,884
Excess net capital at 120%	$ 106,884
Percentage of aggregate indebtedness	- %

The audited net capital computation under Rule 15c3-1 is in agreement with unaudited net capital computation numbers in Part IIA. SEC Rule 17a-5(d)(4).

See Independent Auditors' Report

Berkshire Bridge Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

A computation of reserve requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Berkshire Bridge Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See Independent Auditors' Report